WillScot Corporation

901 S. Bond Street, Suite 600

Baltimore, Maryland 21213

December 28, 2017

VIA EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WillScot Corporation
Registration Statement on Form S-3
Filed December 21, 2017
File No. 333-222210

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WillScot Corporation (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, December 28, 2017, or as soon as thereafter practicable.

Very truly yours,

/s/ Bradley L. Bacon
Bradley L. Bacon

cc:	Winston & Strawn LLP